UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 14, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Fidelity National Information Services, Inc.

File No. 001-16427- CF#24020
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Fidelity National Information Services, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 5, 2009, as amended.

Based on representations by Fidelity National Information Services, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.5	through March 31, 2011
Exhibit 10.6	through December 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel